Form 51-102F1

TLC VENTURES CORP.

Management Discussion and Analysis

May 29, 2007

Management Discussion and Analysis should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2007.

Significant accounting policies are outlined in Note 2 to the Financial Statements of the Company for the year ended December 31, 2006. These accounting policies have been applied consistently for the three months ended March 31, 2007.

Company Overview

TLC Ventures Corp. (“TLC” or the “Company”) is a mineral exploration and mine development company focused on the discovery, acquisition and development of global precious and base metal assets. TLC Ventures Corp. is a public company with a listing on the TSX Venture Exchange (TLV.TSX-V).

2007 First Quarter Highlights

On March 7, the Company has appointed Mr. Robert Brown, B.Sc., MBA, as President and Chief Executive Officer and Mr. David Heberlein, M.Sc., P.Geo. as Vice President Exploration.

Mr. Brown has been involved in mineral exploration and the North American and European capital markets for the past 14 years. He holds his B.Sc., (Hons. Geology) from the University of Alberta and an MBA from the Rotman School of Business at the University of Toronto. From 1994 to 1998, Mr. Brown was a Mining Analyst at Yorkton Securities Inc., where he was responsible for reviewing gold, base metal, diamond and coal exploration and development projects. In 2000, Mr. Brown joined Barrick Gold Corp. where he held a number of management positions with Barrick including Manager, Exploration and Development Valuations and Financial Analyst, Exploration. Prior to leaving Barrick, he held the senior position of Manager, Exploration Business Development and Canadian Exploration where he was responsible for managing Barrick’s Canadian and Alaskan advanced project evaluations, corporate acquisitions and exploration programs.

Mr. Heberlein has been involved in the mineral exploration and mine development industry for the past 28 years. He holds his B.Sc. (Hons. Geology) from the University of Southampton, England, and his M.Sc., (Geology) from the University of British Columbia. Mr. Heberlein has world-wide experience in exploring for both precious and base metal deposits and has worked extensively in both North and South America. Prior to joining Barrick Gold Corp. in 1994, Mr. Heberlein worked as a senior project geologist with mine development companies including Metal Mining Corporation, Minnova Inc. and Esso Minerals Canada Limited. Mr. Heberlein held a number of senior management positions with Barrick including General Manager, Argentina & Chile Exploration with his most recent posting prior to leaving the company being Chief Geochemist, Exploration where he was responsible for supervising Barrick’s global geochemical exploration programs. Mr. Heberlein is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia (“APEGBC”).

Point Leamington Zinc-Gold-Copper-Silver Deposit, Newfoundland

A helicopter airborne EM survey totaling 2,532.6 line kilometres was flown at a 200 metre line spacing over the Point Leamington property in the first quarter. Preliminary results were received from Fugro, the contractor during March and a final report is expected from our consulting geophysicist in June.

Cargo, New South Wales, Australia

During March 2007, a six hole, 1500 metre reverse circulation (“RC”) drilling program at the Cargo copper-gold property in New South Wales, Australia began.

The Cargo porphyry copper-gold property is road accessible and is located approximately 35 km southwest of the city of Orange in central New South Wales, Australia. The Cargo Exploration License covers 60 square kilometers and is located within prospective Ordovician volcanic rocks of the Lachlan Fold Belt which contain several porphyry-related gold-copper deposits including the Cadia Hill-Ridgeway gold-copper mines operated by Newcrest Mining Limited. The Cadia Hill open pit and Ridgeway underground mines, located 13 km east of the Cargo property are one of Australia’s largest gold and copper mining operations with combined annual production of 614,832 ozs gold and 62,147 tonnes copper (Newcrest Mining 2006 Annual Report; gold and copper production for the 12 months ending June 30, 2006).

The Cargo RC drill program is targeting copper-gold mineralization associated with porphyry-style hydrothermal systems similar in character to the nearby Cadia Hill porphyry deposits and is an initial, near surface evaluation prior to undertaking a deeper diamond drill program planned for later this year. The RC program is a result of a structural re-interpretation of the Cargo property based on geological mapping undertaken in December, 2006.

The first RC drill target comprises the down-dip extensions of intensely altered, steeply dipping gold and copper-bearing hydrothermal breccias. These breccias lie within a broader 800 metre long northwest striking zone of sheared and altered diorites, dacite porphyries, and andesites. The second RC drill target comprises a large untested region measuring 300 metres by 350 metres within the northwest striking shear zone, and is designed to test for along-strike extensions of the mapped hydrothermal breccias. This second target is located 200 metres northeast of the Essex gold prospect where previous drilling intersected 4.1 g/t Au over 14 metres, 5.63 g/t Au over 9 metres and 9.53 g/t Au over 6 metres.

RC drilling rock chip samples will be assayed for gold and copper at the ALS Chemex Laboratory facilities in Orange, NSW with results being reported after they have been received and compiled.

Outstanding Share Data

Set out below are outstanding share data of the Company as at May 25, 2007. For additional detail, see Note 7 to the financial statement for the twelve months ended December 31, 2006.

At May 25, 2007	Number Outstanding
Common shares	49,512,916
Options to Purchase Common Shares	6,390,000
Warrants to Purchase Common Shares	4,350,000

Discussion of Operations and Financial Condition for the period ended March 31, 2007

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s annual audited financial statements and related notes.

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006
REVENUE	$-	$-
EXPENSES
Amortization	6,331	4,504
Audit and accounting	24,990	6,647
Bank Charges	373	430
Consulting Fees	40,500	30,000
Foreign exchange	10,104	13,021
Insurance	13,872	13,565
Legal fees	4,386	3,367
Marketing	-	492
Office, Postage and Printing	20,502	7,638
Rent	31,036	12,245
Research and development	-	3,579
Salaries and Wages	164,430	38,969
Salaries and Wages – Stock
Compensation	223,065	103,510
Shareholder Relations	1,088	-
Telephone and Utilities	5,329	1,762
Trade Shows	-	5,514
Transfer Agent, Regulatory Fees	7,990	6,958
Travel	125,159	12,118
TOTAL EXPENSES	(679,155)	(264,319)
Property investigation	-	(50,476)
Interest Income	66,359	30,590
Non-controlling interest	1,125	1,885
LOSS FOR THE PERIOD	(611,671)	(282,320)

Components of our operating expenses are disclosed below.

Amortization

These expenses are attributable to amortization on our computer equipment and software, furniture and office equipment and leasehold improvements. The increase of amortization relates mainly to the amortization of computer equipment and software, furniture and office equipment in the premises set up of Cybele Resources.

Audit and Accounting

The Company is now a reporting issuer under the United States Securities Exchange Act of 1934 and is required to prepare annual financial statements with U.S. GAAP reconciliation on an ongoing basis. The Company’s financial statements now comply with both U.S. GAAP and GAAS. Audit and accounting fees are higher for 2007 as fees for auditing increased and the Company began reviewing and documenting disclosure controls and procedures.

Consulting Fees

The Company pays consulting fees to Endeavor Financial Corp. for services including, but not limited to, assistance in project evaluation and acquisition, as well as capital markets advice. Fees increased part as the Company began to use a consultant for marketing beginning in September 2006.

Insurance

Insurance costs include general office, equipment and director and officer liability insurance. These costs have increased as the Company has expanded operations internationally. Costs have also increased as the Company increased its insurance coverage.

Legal Fees

Legal fees are primarily attributable to our status as a publicly traded company in Canada.

Marketing

Marketing expenses include the production of marketing materials for presentations and the preparation of investor relations materials

Office, Postage and Printing

These costs generally include office, postage and printing costs associated with our leased premises. These costs have increased with the Company’s recent expansion internationally.

Rent

Rent includes rent payable in connection with our head office in Vancouver, British Columbia and for offices in Australia.

Research and Development

The Company has allocated funds towards research and development of new and innovative exploration methods. The establishment of Cybele Resources Inc. resulted from this research and development activity and the company is now actively engaged in exploration activities as reported above.

Salaries and Wages

Salaries and wages include salaries, wages and benefits payable to the Company’s employees. These costs increased over 2006 as the Company recently hired a new President and CEO and a VP Exploration. In addition, salaries and wages includes signing bonuses paid to the new executives.

Salaries and Wages – Stock Compensation

Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method. Relevant vesting schedules and the assumptions used for the fair value calculation can be seen in the financial statements. Overall stock-based compensation costs increased in 2007 as the Company granted options in the parent company as well as options in its wholly-owned subsidiary to officers. A portion of these costs have been capitalized to resource properties.

Shareholder Relations

Shareholder relation expenses include costs to communicate with shareholders including annual general meeting material and news release dissemination and regulatory filings.

Telephone and Utilities

Telephone expenses include both those in office premises and for cellular phones and portable communications devices used by Company personnel. Costs have increased with the addition of new employees offshore.

Trade Shows

Trade show expenses are for trade shows attended by the Company for the purpose of increasing our public profile.

Transfer Agent, Regulatory Fees

Transfer agent and regulatory fees include fees payable to the transfer agent and fees payable to securities regulatory authorities as a required by a public company in Canada.

Travel

Travel expenses include both business travel and travel related to our pursuit of financing opportunities. The Company held a strategic planning session in January and these costs are reflected in travel.

Property Investigation

These expenses include travel to review projects, the hiring of consultants to review property data and the review of legal documentation and regulatory requirements.

Interest Income

Interest income is attributable to interest earned on our liquid investments, including cash and cash equivalents. These funds are presently held in cash and cash equivalent investments pending expenditure on operations. The increase in interest income is due to the recent financing completed by the Company.

Net Loss

The Company will continue to incur losses until such time as an acquisition results in positive earnings.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that materials information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Adoption of new accounting standards

On January 1, 2007, the Company adopted two new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”); Section 3855, “Financial instruments – recognition and measurement”, and Section 1530, “Comprehensive income”. These standards were adopted on a prospective basis and as such, prior periods have not been restated.

Comprehensive Income

Section 1530 introduces Comprehensive Income which is comprised of Net Income and Other Comprehensive Income (“OCI”) and represents changes in Shareholders’ equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company’s Financial Statements will include a Statement of Comprehensive Income and the cumulative amount, Accumulated Other Comprehensive Income (“AOCI”) will be presented as a new category of Shareholders’ equity in the Balance Sheet.

Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to contractual provisions of the financial instrument or a derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in the Company’s loss for the period. Financial assets held-to-maturity, loans and receivables and financial liabilities other that those held-for-trading, will be measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost. Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contacts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments will be recognized in the Company’s loss for the period, except for derivatives that are designated as a cashflow hedge, the fair value change for which will be recognized in OCI. Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the immediate expensing of any related transaction costs, fees or premiums.

Critical Accounting Estimates

The preparation of the Company’s c onsolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. The most significant accounting estimates for the Company relate to the carrying value of its mineral property assets and accounting for stock-based compensation. The Company’s accounting policies are set out in full in Note 2 of the annual financial statements.

Mineral Property Costs

One of the most critical areas where estimates are used is in the area of the valuation of carrying value of mineral property costs. Under Canadian GAAP, the Company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred. The estimated values of all properties are assessed by management on a continual basis and reported to the Board. This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount greater or less than the carrying value. If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values. Management’s estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties. The Company presently has no proven or probable reserves. Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Stock-Based Compensation

Another significant estimate relates to accounting for stock-based compensation. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Related Party Transactions

The Company’s executive officers and the Chairman provide services to the Company including the President and CEO, Chief Financial Officer and Secretary. The Company paid $33,460 for fees to directors and officers and related entities for the period ended March 31, 2007. During this period director fees were paid to the independent directors of the Company in the amount of $10,000. All related party transactions were recorded at the amounts agreed upon between the parties.

As at March 31, 2007, amounts due to related parties consist of $28,716 owing to directors and officers and a law firm where an officer of the Company is employed.

Quarterly Information

The following financial information is for each of the eight most recently completed quarters of the Company. This is derived from unaudited interim financial statements prepared by management.

Summary financial information for the eight most recently completed quarters

	Total	Loss for the	Loss per	Loss per share fully
	revenues	period	share basic	diluted
March 31, 2007	Nil	$611,671	$0.01	$0.01
December 31, 2006	Nil	$236,890	$0.01	$0.01
September 30, 2006	Nil	$396,967	$0.01	$0.01
June 30, 2006	Nil	$719,661	$0.02	$0.02
March 31, 2006	Nil	$282,320	$0.01	$0.01
December 31, 2005	Nil	$413,939	$0.01	$0.01
September 30, 2005	Nil	$527,082	$0.01	$0.01
June 30, 2005	Nil	$457,564	$0.01	$0.01

The Company’s losses have increased significantly due to legal costs, salaries, setting up of offices and property investigation. The Company will continue to incur losses until such time as an acquisition results in positive earnings.

Liquidity and Capital Resources

Working Capital

The Company had a working capital balance of $6,993,113 at March 31, 2007, compared with $7,682,959 at December 31, 2006.

In response to increased precious and base metal prices the Company completed a review of the Point Leamington Property during 2006 and began an AEM survey at Point Leamington. The balance of this survey will be completed during he first quarter of 2007. In addition, we anticipate that we will spend approximately $1.4 million during 2007 in general and administrative expenses pursuing our plan of operations. We will set additional costs for project evaluation as opportunities arise. We anticipate that we will be able to finance both our anticipated capital and operating expenses including work programs initiated by Cybele over the next twelve months using our current working capital.

Cash and Cash Equivalents

The Company had cash of $7,133,481 at March 31, 2007 compared to $7,685,884 at December 31, 2006. The liquid portion of the working capital consists of cash and cash equivalents held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. Management of these securities is conducted in-house and is based on investment guidelines approved by the Board. These investments are in conservative money market instruments that bear and carry a low degree of risk. The objective of these investments is to preserve funds for future operations.

Cash Used in Operating Activities

Cash used in operating activities was $245,957 for the three months ended March 31, 2007.

Cash Used in Investing Activities

The Company used $456,446 of cash in investing activities during the three months ended March 31, 2007. Cash used in investing activities included the acquisition of $35,729 of property and equipment and $420,717 of mineral property costs in connection with the Company’s Point Leamington Property and recently acquired properties in southwest Pacific.

Financing Activities

The Company received proceeds of $150,000 from the exercise of 1,200,000 share purchase options at $0.125 per share purchase option.

Liquidity and Solvency

The Company’s ability to conduct operations, including the acquisition, exploration and development of mineral properties, is contingent upon its ability to raise funds, primarily from equity sources.

The Company currently has 49,312,916 common shares issued and outstanding. As at May 25, 2007, outstanding options and warrants of TLC Ventures Corp. represent a total of 10,740,000 common shares issuable for proceeds of $7,470,000, if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders and the Company has no indication that any or all of these options and warrants will be exercised.

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short -term maturity or capacity of prompt liquidation.

Business Risks

Success depends upon a number of factors, many of which are beyond the Company’s control. Typical risk factors and uncertainties include variation in metal prices, environmental regulations and changes in legislation and competition.

The Company has no history of profitable operations and its present business is at an early stage. As a result the Company is subject to many risks common to such enterprises, including limitations with respect to personnel, financial and other resources and the lack of revenues.

The Company may require additional funds to further explore and develop its properties and raising such funds will cause dilution to current shareholders. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Exploration and Development

Resource exploration and development is a speculative business. It is characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The mining and exploration business involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

Metal Prices

Factors beyond the control of the Company affect the price and marketability of gold and other metals. Metal prices have fluctuated widely, particularly in recent years and are affected by numerous factors including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors on the Company’s future prospects cannot accurately be predicted.

Title Risks

Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Environmental Regulations, Permits and Licenses

The Company’s operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. Environmental legislation is evolving in a direction of stricter standards, and enforcement, and higher fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. TLC intends to fully comply with all environmental regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Competition and Agreements with Other Parties

The mining industry is intensely competitive in all its phases. The Company competes with other companies that have greater financial resources and technical facilities. Competition could adversely affect the Company’s ability to acquire suitable properties or prospects in the future.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, the Company will follow the provisions of its governing corporate legislation dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting for or against the approval of such a participation or such terms unless otherwise permitted. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of shareholders.

Special Note Regarding Forward Looking Statements:

Certain statements in this document constitute “forward looking statements”. Such forward looking statements involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: risks inherent in mineral exploration; risks associated with development, construction and mining operations; restrictions on foreign ownership; uncertainties relating to carrying on business in foreign countries; the Company’s history of operating losses and uncertainty of future profitability; uncertainty of access to additional capital; environmental liability claims and insurance; and dependence on joint venture partners.